Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

FOR IMMEDIATE RELEASE

CBOT HOLDINGS DECLARES CONDITIONAL SPECIAL CASH DIVIDEND

CHICAGO, June 25, 2007 – CBOT Holdings, Inc. (NYSE: BOT) today announced that the Transaction Committee of the Board of Directors of CBOT Holdings, pursuant to the power granted to it by the Board of Directors, declared a one-time, conditional special cash dividend in the amount of $9.14 per share, payable to the holders of record of CBOT Holdings’ Class A common stock as of the close of business on July 5, 2007.

The payment of such dividend will be conditioned upon, and such dividend shall only become payable upon, the satisfaction or waiver of all conditions to the proposed merger between CBOT Holdings and Chicago Mercantile Exchange Holdings Inc. set forth in their merger agreement and the occurrence of the time immediately prior to the effective time of the proposed merger. CBOT Holdings will pay the dividend immediately prior to the closing of the merger.

The company will have no liability for the payment of the conditional special dividend if the conditions to such payment are not satisfied or the time immediately prior to the effective time of the proposed merger has not occurred. Furthermore, the declaration of the dividend shall terminate and become null and void, and all obligations of CBOT Holdings shall cease without liability, if the company’s merger agreement with Chicago Mercantile Exchange Holdings is terminated prior to the payment of the dividend. In addition, because dividends under Delaware law must be paid within 60 days of the record date, the dividend shall terminate and become null and void, and all obligations of CBOT Holdings shall cease without liability, if the dividend is not paid (because the conditions for payment have not been satisfied) on or before September 3, 2007 (60 days after the July 5th record date).

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at http://www.cbot.com.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, and a proxy supplement, dated June 17, 2007 regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE PROXY SUPPLEMENT

REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus and the proxy supplement as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the proxy supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, the proxy supplement and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus, the proxy supplement and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Contacts

Media:

Maria C. Gemskie

312.341.3257

Harlan Loeb

Financial Dynamics

312.861.4703

Investors:

Deborah Koopman

312.789.8532